SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                   Commission  File  Number:  000-10056
(Check  one)

|X|  Form 10-K and Form 10-KSB  | |  Form 11-K
| |  Form 20-F                  | |  Form 10-Q and Form 10-QSB  | |  Form N-SAR

     For  the  period  ended  May  31,  1998

| |  Transition  Report  on  Form  10-K  and  Form  10-KSB
| |  Transition  Report  on  Form  20-F
| |  Transition  Report  on  Form  11-K
| |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
| |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: ___________________________

                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant:     Adair  International  Oil  and  Gas,  Inc.

Former  name  if  applicable:

Address  of  principal
executive  office:          3000  Richmond,  Suite  100

City,  State  and  Zip  Code:     Houston,  Texas  77098

                                     PART II

                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


     |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


     |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the financial statements required to be prepared by the Registrant's independent auditor have not been completed due to delays in confirmations from attorneys and independent reserve reports of oil and gas property especially for international properties.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
          Jalal  Alghani                    (713)          621-8241
          --------------               ---------------------------------
          (Name)                        (Area Code)   (telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or fir such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        |X|  YES     | |  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        |X|  YES     | |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation:
     -----------

The auditors presently anticipate that there will be a going concern qualification. There have been operational losses which have previously been reported on Form 10-QSB for the quarter ended February 28, 1998.

Exhibits
--------
1.1     Letter  from  Independent  Accountant

                 Adair  International  Oil  and  Gas,  Inc.
                 ------------------------------------------
             (Name  of  Registrant  as  Specified  in  Charter

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     August  28,  1998               By  /s/ Jalal  Alghani
                                                 -----------------
                                                 Jalal  Alghani
                                                 Chief  Financial  Officer